                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from ______ to ______


Commission file number 00100035


         A. Full title of the plan and the address of the plan, if different from that of the issue named below:


GE INTERLOGIX, INC. 401 (k) RETIREMENT PLAN (FORMERLY INTERLOGIX, INC. 401(k) RETIREMENT PLAN)

GE INTERLOGIX, INC.
114 WEST 7th STREET, SUITE 1300
AUSTIN, TEXAS 78701


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    GENERAL ELECTRIC COMPANY
                                    3135 EASTON TURNPIKE
                                    FAIRFIELD, CT 06431

                              REQUIRED INFORMATION


A.  FINANCIAL STATEMENTS AND SCHEDULE:

                                                                              Page
                                                                              ----
         2001 Independent Auditors' Report                                      3

         Copy of 2000 Report of Independent Public Accountants                  4

         Statements of Net Assets Available for Benefits as of
                  December 31, 2001 and 2000                                    5

         Statements of Changes in Net Assets Available for
                  Benefits for the Years Ended December 31, 2001
                      and 2000                                                  6

         Notes to Financial Statements                                          7

         Schedule H, Line 4i - Schedule of Assets (Held at  End of
                  Year) - As of December 31, 2001                              11

B.   EXHIBITS

     23.1 Consent of KPMG LLP

     23.2 Notice regarding consent of Arthur Andersen LLP


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       GE Interlogix, Inc. 401(k) Plan



                                       By: /s/ RICHARD W. FALCONER
                                          --------------------------------------
                                          Richard W. Falconer
                                          Member of Administrative Committee

Date: July 1, 2002

INDEPENDENT AUDITORS' REPORT


The Administrator
GE Interlogix, Inc. 401(k) Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of GE Interlogix, Inc. 401(k) Retirement Plan (formerly Interlogix, Inc. 401(k) Retirement Plan) (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of GE Interlogix, Inc. 401(k) Retirement Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.



                                                 /s/ KPMG LLP
Austin, Texas
July 1, 2002

[THIS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of
Interlogix, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Interlogix, Inc. 401(k) Retirement Plan (the Plan) (previously SLC Technologies, Inc. 401(k) Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. In our report dated September 29, 2000, we expressed a disclaimer of opinion on the statement of net assets available for benefits as of December 31, 1999 (the 1999 financial statement), because the administrator, as permitted by the Department of Labor's Rules and Regulations, instructed us not to audit the information certified by the trustee. This report on the 1999 financial statement reflects having performed sufficient audit procedures to render an opinion on the 1999 financial statement. Accordingly, our present opinion on the 1999 financial statement, as presented herein, is unqualified. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974, as amended (ERISA). The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Austin, Texas
June 22, 2001

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000



                                                                          2001           2000
                                                                      ------------   ------------
Assets:
   Investments, at fair value:
       Investments in mutual funds and common stock                   $ 48,260,058   $ 37,333,757
       Guaranteed insurance contracts                                      908,139      1,053,872
       Participant loans                                                 1,963,797      1,771,272
                                                                      ------------   ------------
                                                                        51,131,994     40,158,901
                                                                      ------------   ------------
   Receivables:
     Due from broker for securities sold                                        --     10,464,932
     Employees'                                                            310,079        455,064
     Employer's                                                            200,306        259,500
                                                                      ------------   ------------

Net assets available for benefits                                     $ 51,642,379   $ 51,338,397
                                                                      ============   ============



See accompanying notes to financial statements.

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN


           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000



                                                          2001            2000
                                                      ------------    ------------
Additions (reductions) to net assets attributed to:
   Investment income:
     Interest income                                  $    462,652         132,515
     Net depreciation in fair value of investments      (3,444,775)     (3,546,820)
                                                      ------------    ------------
                                                        (2,982,123)     (3,414,305)

   Contributions:
       Employees                                         6,304,893       5,092,328
       Employer's                                        1,829,246       1,506,975
                                                      ------------    ------------

                                                         8,134,139       6,599,303

   Transfers from affiliated plans                              --      13,107,782
                                                      ------------    ------------

                 Total additions                         5,152,016      16,292,780

Deductions from net assets attributed to:
   Benefits paid                                         4,848,034       4,791,654
                                                      ------------    ------------

                 Net increase                              303,982      11,501,126

Net assets available for benefits:
   Beginning of year                                    51,338,397      39,837,271
                                                      ------------    ------------

   End of year                                        $ 51,642,379      51,338,397
                                                      ============    ============



See accompanying notes to financial statements.

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


1. Description of the Plan

The following description of the GE Interlogix, Inc. 401(k) Retirement Plan (formerly Interlogix, Inc. 401(k) Retirement Plan (Note 6)) (the "Plan"), a defined contribution plan, sponsored by General Electric Company (formerly Interlogix, Inc.) (Note 6)) (the "Company" or "Employer" or "Plan administrator"), is provided for general information purposes only. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Any employee of the Company who has attained the required ERISA age is eligible to participate in the Plan on the first day of the month after the employee's three-month anniversary. The Company has entered into an agreement with New York Life Trust Company who acts as the trustee and record keeper of the Plan's assets. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

Mergers and Related Amendments

On May 2, 2000, the Plan sponsor, SLC Technologies, Inc., merged with ITI Technologies, Inc. ("ITI"), and the combined company was renamed Interlogix, Inc. Effective July 1, 2000, the Plan was amended to reflect the Plan sponsor as Interlogix, Inc., and effective September 1, 2000, the Plan was amended and renamed the Interlogix, Inc. 401(k) Retirement Plan (previously the SLC Technologies, Inc. 401(k) Plan). Effective December 31, 2000, the Interactive Technologies, Inc. 401(k) Investment Plan was merged into the Plan (the "ITI Plan merger"), and the Caddx Controls, Inc. 401(k) Profit Sharing Plan was also merged into the Plan. All balances invested in mutual funds and money market funds were liquidated as of December 31, 2000, and then merged into similar investment options within the Plan. Balances invested in participant loans, guaranteed insurance contracts and ITI/Interlogix, Inc. common stock were transferred in-kind to the Plan.

Contributions

Each year, participants may contribute from 1 percent to 20 percent of their pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Matching contributions by the Company for the benefit of participants are discretionary. For 2001 and 2000, Company matching contributions were equal to 50 percent of each participant's contributions, up to 6 percent. The Company also has the option to make a discretionary profit-sharing contribution to the Plan, which is allocated to participants based on the participants' relative compensation as defined by the Plan. During 2001 and 2000, the Company did not make a discretionary profit-sharing contribution to the Plan.

Participant Accounts

Participants direct the investment of their contributions among mutual funds, a money market fund and the Company's common stock (formerly Interlogix, Inc. common stock (Note 6)). The allocation of a participant's contributions to these investment funds is selected by the participant and may be changed daily. Each participant's account is credited with the participant's contributions and share of Company matching contributions, if any. Allocation of investment income is based on the value of the participant's account at the close of each day. Investments in guaranteed insurance contracts represent investments that were transferred to the Plan in conjunction with the ITI Plan merger.

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


Vesting

Participants are vested immediately in their contributions, Company contributions (except as noted below) and related net investment earnings. Forfeitures of non-vested employer matching contributions are used to reduce future employer matching contributions. At December 31, 2001, forfeited non-vested accounts totaled approximately $19,000 and approximately $79,000 of forfeitures were used to reduce employer contributions during 2001. Balances transferred prior to 2000 into the Plan from the Aritech Corporation Employee Stock Ownership Plan vest as follows:

        Years of Service                Vested Percentage
        ----------------                -----------------
           Less than 3 years                     0%
     3 years but less than 4                    20
     4 years but less than 5                    40
     5 years but less than 6                    60
     6 years but less than 7                    80
      7 years and thereafter                   100

Participant Loans

A participant may borrow from his or her fund account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's account balance reduced by the highest outstanding loan balance in the participant's account during the prior 12-month period. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Interest rates range from 5.75 percent to 12 percent on loans outstanding at December 31, 2001 and 8.75 percent to 12 percent on loans outstanding at December 31, 2000. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

Distributions to participants may be made upon death, retirement or termination of employment. Participants may elect payment in a lump sum or in the form of an annuity as described in the Plan document. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan document. Participant benefit payments may be subject to federal income tax.

2. Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments in common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at the unpaid principal balance, which approximates fair value.

The Plan's guaranteed insurance contracts are not fully benefit-responsive and are valued at fair value, which approximates contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(c) Net Depreciation in Fair Value of Investments

In the statements of changes in net assets available for benefits, the Plan presents the net depreciation in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d) Plan Expenses

The Company pays all Plan administrative expenses.

(e) Payment of Benefits

Benefit payments are recorded when paid.

(f) Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(g) Risks and Uncertainties

The Plan provides for investments in mutual funds, a money market fund and Company common stock (formerly Interlogix, Inc. common stock (Note 6)). Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

(h) Reclassifications

Certain reclassifications have been made to the 2000 financial statement presentation to conform to the 2001 presentation.

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


3. Investments

The following table presents investments as of December 31, 2001 and 2000. Investments that represent 5 percent or more of the Plan's net assets are separately identified, with the exception of Interlogix, Inc. common stock (Note
6) and New York Life Trust Company ("NYL") investments which are separately identified as party-in-interest transactions.

                                                                                      December 31,
                                                                                  2001             2000
                                                                              -------------   -------------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED
     MARKET PRICE
          Interlogix, Inc. common stock, 61,774 and 58,427
               shares, respectively*                                          $   2,388,801   $   1,102,809
                                                                              -------------   -------------

INVESTMENTS AT FAIR VALUE AS DETERMINED BY NET ASSET
     VALUE OF SHARES HELD BY THE PLAN AT YEAR END
          Eclipse Money Market Fund, 6,763,564 shares (NYL)*                      6,763,564              --
          Mainstay Money Market Fund, 3,368,957 shares (NYL)*                            --       3,368,957
          Mainstay High Yield Corporate Bond Fund, 312,876 and 267,669
               shares, respectively (NYL)*                                        1,739,588       1,632,778
          Eclipse Indexed Equity Fund, 165,632 shares (NYL)*                      4,362,744              --
          Mainstay Indexed Equity Fund, 68,650 shares (NYL)*                             --       2,189,247
          Dodge and Cox Balanced Fund, 135,042 and 73,682 shares,
               respectively                                                       8,834,448       4,672,890
          American Century Equity Growth Fund, 332,704 and 385,442
               shares, respectively                                               6,401,231       8,391,066
          PIMCO Total Return Fund, 247,078 and 104,491 shares,
               respectively**                                                     2,584,438       1,085,659
          Janus Fund, 394,135 and 320,974 shares, respectively                    9,695,715      10,685,212
          Janus Overseas Fund, 156,306 and 139,688 shares, respectively           3,173,020       3,707,306
          Other                                                                   2,316,509         497,833
                                                                              -------------   -------------
                                                                                 45,871,257      36,230,948
                                                                              -------------   -------------

          Total investments in mutual funds and common stock                     48,260,058      37,333,757

INVESTMENTS AT CONTRACT VALUE
          Other                                                                     908,139       1,053,872

INVESTMENTS AT FAIR VALUE AS DETERMINED BY UNPAID PRINCIPAL BALANCE
          Other                                                                   1,963,797       1,771,272
                                                                              -------------   -------------

          Total investments                                                   $  51,131,994   $  40,158,901
                                                                              =============   =============

* Denotes party-in-interest.

** 2000 amount does not exceed 5 percent of net assets but is shown for comparative purposes only.

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                                      December 31,
                                                                                  2001             2000
                                                                              -------------    -------------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED
     MARKET PRICE
          Interlogix, Inc. common stock                                       $   1,433,846    $       3,033

INVESTMENTS AT FAIR VALUE AS DETERMINED BY NET ASSET
     VALUE OF SHARES HELD BY THE PLAN AT YEAR END
          Mutual Funds                                                           (4,878,621)      (3,549,853)
                                                                              -------------    -------------

          Net change in fair value                                            $  (3,444,775)   $  (3,546,820)
                                                                              =============    =============

4. Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated August 16, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

6. Subsequent Event

In February 2002, Interlogix, Inc. was purchased by the Company. Effective February 21, 2002, the Plan was amended to reflect the Plan sponsor as the Company and the Plan was amended and renamed the GE Interlogix, Inc. 401(k) Retirement Plan. All participant balances in the Interlogix, Inc. Stock Fund were converted into the General Electric Company Stock Fund.

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN


         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                             As of December 31, 2001



                  Identity of Issue                                            Description of Investment
                  -----------------                                            -------------------------
Interlogix, Inc.* (see Note 6 to the financial statements)  Interlogix, Inc. common stock
New York Life Funds-
   New York Life Trust Company*                             Eclipse Money Market Fund
   New York Life Trust Company*                             Mainstay High Yield Corporate Bond Fund
   New York Life Trust Company*                             Eclipse Indexed Equity Fund
Dodge & Cox                                                 Dodge & Cox Balanced Fund
American Century                                            American Century Equity Growth Fund
PIMCO Funds                                                 PIMCO Total Return Fund
PIMCO Funds                                                 PIMCO Small Cap Value Fund
Franklin Group of Funds                                     Franklin Small-Mid Cap Growth Fund
Janus                                                       Janus Fund
Janus                                                       Janus Overseas Fund
Guaranteed insurance contracts-
   American Life and Casualty Insurance Company***          American Life and Casualty Insurance Company Guaranteed Insurance
                                                              Contract, #ON890313, 4.0%, maturing April 1, 2019
   Bradford National Life Insurance Company****             Bradford National Life Insurance Company Guaranteed Insurance Contract,
                                                              #90002645, 4.0%, maturing January 28, 2044
   Massachusetts General Life Insurance Company***          Massachusetts General Life Insurance Company Guaranteed Insurance
                                                              Contract, #10GA001586, 5.8%, maturing January 29, 2015
   Massachusetts General Life Insurance Company***          Massachusetts General Life Insurance Company Guaranteed Insurance
                                                              Contract, #10GA009835, 4.0%, maturing March 23, 2022
   Massachusetts General Life Insurance Company***          Massachusetts General Life Insurance Company Guaranteed Insurance
                                                              Contract, #10GA006548, 4.2%, maturing January 29, 2014
GE Interlogix, Inc. 401(k) Retirement Plan*                 Participant loans at interest rates from 5.75% to 12%
 (see Note 6 to the financial statements)


                  Total investments



                                                          Number                      Market
                  Identity of Issue                     of Shares       Cost           Value
                  -----------------                     ---------    -----------     ---------
Interlogix, Inc.*                                            61,774  $   **         $  2,388,801
New York Life Funds-
   New York Life Trust Company*                           6,763,564      **            6,763,564
   New York Life Trust Company*                             312,876      **            1,739,588
   New York Life Trust Company*                             165,632      **            4,362,744
Dodge & Cox                                                 135,042      **            8,834,448
American Century                                            332,704      **            6,401,231
PIMCO Funds                                                 247,078      **            2,584,438
PIMCO Funds                                                  86,106      **            1,683,363
Franklin Group of Funds                                      20,313      **              633,146
Janus                                                       394,135      **            9,695,715
Janus                                                       156,306      **            3,173,020
Guaranteed insurance contracts-
   American Life and Casualty Insurance Company
                                                                         **               99,207
   Bradford National Life Insurance Company
                                                                         **              182,556
   Massachusetts General Life Insurance Company
                                                                         **              263,592
   Massachusetts General Life Insurance Company
                                                                         **              139,218
   Massachusetts General Life Insurance Company
                                                                         **              223,566
GE Interlogix, Inc. 401(k) Retirement Plan*                              **            1,963,797
                                                                                    ------------

                  Total investments                                                 $ 51,131,994
                                                                                    ============

*Denotes party in interest.

**Cost omitted for participant-directed investments.

***This contract was owned by Conseco Life Insurance Company as of December 31, 2001.

****This contract was owned by American Founders Life Insurance
Company as of December 31, 2001.

See accompanying independent auditors' report.

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
23.1                    Consent of KPMG LLP

23.2                    Notice regarding consent of Arthur Andersen LLP